Filed by Unocal Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                           Subject Company: Pure Resources, Inc.
                                                   Commission File No. 001-15899

                                                          Dated: October 9, 2002



     Unocal enters into agreement with Pure Resources management; increases exchange ratio to 0.74 Unocal shares for each Pure share

El Segundo, Calif., Oct. 9, 2002 -- Unocal Corporation (NYSE: UCL) today said that it has entered into an agreement with the senior management of Pure Resources, Inc. (NYSE: PRS) providing for their support of Unocal's pending exchange offer for the shares of Pure common stock not currently owned by Unocal.

In accordance with the agreement, Unocal's Union Oil Company of California subsidiary is increasing the exchange ratio of the exchange offer to 0.74 shares of Unocal common stock for each share of Pure's common stock. Unocal has been informed by the special committee of the Pure board of directors that the committee will recommend that Pure stockholders accept the increased offer and tender their shares.

The members of Pure's senior management have agreed to tender all their outstanding shares into the exchange offer and to relinquish, without payment of additional consideration, the put rights that cover a total of 2,796,959 currently outstanding shares and options to acquire an additional 4,100,584 Pure shares. The 2,796,959 currently outstanding Pure shares that are subject to the agreement represent approximately 5.5 percent of Pure's outstanding shares. In addition, Unocal has agreed that it will not waive the condition to the offer that a sufficient number of Pure shares are tendered to result in Union Oil owning at least 90 percent of Pure's outstanding common stock.

Unocal will file amended offering documents with the U.S. Securities and Exchange Commission shortly. The exchange offer will be extended to remain open for 10 business days from the date of the amendment and will remain subject to the conditions included in the offer as amended on Oct. 3, 2002. Unocal said that the increased exchange ratio of 0.74 represents the highest and best offer that Unocal will make for the Pure shares.

Unocal also reported that it has been advised by the depositary for the exchange offer that, as of Oct. 8, 2002, the number of Pure shares that have been tendered and not withdrawn is 467,137.

ADDITIONAL INFORMATION
A prospectus, which is part of the Unocal Registration Statement on Form S-4, and related exchange offer materials, including a letter of transmittal, has been mailed to stockholders of Pure. Investors and stockholders of Pure are urged to read all of these documents carefully and the Amended Registration Statement and Schedule TO when they become available. These documents contain important information about the transaction and should be read in connection with making a decision with respect to the exchange offer. Unocal has filed its Registration Statement on Form S-4 and a Schedule TO with the Securities and Exchange Commission (SEC). Investors and stockholders are able to obtain free copies of these documents through the SEC's web site, www.sec.gov. For additional information on the exchange offer or copies of any of the offering materials, stockholders may contact D.F. King & Co., Inc., at 800-769-6414. In addition, Merrill Lynch is the dealer-manager for the exchange offer and may be contacted at 866-276-1462.

In addition to the amended Registration Statement on Form S-4, Schedule TO, prospectus and related exchange offer materials, both Unocal and Pure file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, or other information filed by Unocal or Pure at the SEC public reference room at 450 Fifth Street, NW, Washington, D.C. 20549, or at any of the SEC's other public reference rooms in New York City, N.Y., and Chicago, Ill. Please call the SEC at 800-SEC-0330 for further information on the public reference rooms. The SEC filings by Unocal and Pure are also available to the public from commercial document-retrieval services and at the SEC web site.

ABOUT UNOCAL CORPORATION
Unocal is one of the world's largest independent natural gas and crude oil exploration and production companies. Based in El Segundo, Calif., Unocal's principal production operations are in North America, Asia, and the North Sea. Unocal is also one of the world's largest producers of geothermal energy with operations in Indonesia and the Philippines.

ABOUT PURE RESOURCES, INC.
Pure is an independent exploration and production company that develops and produces oil and natural


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gas in the Permian Basin, the San Juan Basin, the Gulf Coast and the Gulf
of Mexico. The company also owns an undivided interest under approximately 6 million gross fee mineral acres throughout the Southern Gulf Coast region of the U.S. Pure was formed in May 2000 through the combination of Titan Exploration, Inc., and the Permian Basin business unit of Unocal Corporation.
                                  * * * * *
This news release contains certain forward-looking statements about future business transactions involving Unocal and Pure. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The statements are based upon Unocal's current expectations and beliefs and are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Actual results could differ materially from what is expressed or forecasted in this news release. Those risk factors are discussed in the Unocal and Pure Annual Reports on Form 10-K, in each case as amended, and subsequent reports that have been filed by the companies with the U.S. Securities and Exchange Commission.

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